press release

ArcelorMittal announces publication of notice of redemption of the entire outstanding amount of its 5.125% Notes due June 1, 2020 and its 5.250% Notes due August 5, 2020

30 July 2019, 17:00 CET - ArcelorMittal confirms that it has given notice that it will redeem all of the outstanding (i) 5.125% Notes due June 1, 2020 (CUSIP: 03938LAY0; ISIN: US03938LAY02) (the “5.125% Notes”) and (ii) 5.250% Notes due August 5, 2020 (CUSIP: 03938L AQ7; ISIN: US03938LAQ77) (the “5.250% Notes”) on August 30, 2019 (the “Redemption Date”). Following prior tender offers, there is currently the following outstanding principal amount of 5.125% Notes and 5.250% Notes, respectively:  U.S.$324,229,000 (original issuance of U.S.$500,000,000) and U.S.$625,630,000 (original issuance of U.S.$1,000,000,000).

The 5.125% Notes shall be redeemed at a price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the Indenture) of the Notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the indenture dated as of June 1, 2015, as supplemented by the first supplemental indenture dated as of June 1, 2015, each among the Company, Wilmington Trust, National Association, as trustee, and Citibank N.A., as securities administrator) plus 50 basis points (the “5.125% Notes Redemption Price”), in each case plus accrued and unpaid interest thereon to the Redemption Date.

The 5.250% Notes shall be redeemed at a price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the Indenture) of the Notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the indenture dated as of May 20, 2009, as supplemented by the third supplemental indenture dated as of August 5, 2010, each between the Company and HSBC Bank USA, National Association) plus 40 basis points (the “5.250% Redemption Price”), in each case plus accrued and unpaid interest thereon to the Redemption Date.
In each case, the Treasury Rate will be calculated on the third business day preceding the Redemption Date.